Exhibit 1

FOR IMMEDIATE RELEASE	12 January 2011

WPP plc (WPP)

Notice of Results

WPP will be announcing its Preliminary Statement for the year ended 31 December 2010 on Friday, March 4th 2011.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204